SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
New Federal-Mogul Corporation (1)
(Exact name of registrant as specified in its charter)

Delaware	20-8350090
(State of Incorporation or Organization)	(I.R.S. Employer
Identification Number)

26555 Northwestern Highway, Southfield, Michigan	48033
(Address of Principal Executive Offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:
None.
Securities to be registered pursuant to Section 12(g) of the Act:
Class A Common Stock, $0.01 par value per share

(Title of Class)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☑

Securities Act registration statement file number to which this form relates: Not applicable

(1)	Prior to the issuance of securities registered on this Form 8-A, New Federal-Mogul Corporation will change its name to Federal-Mogul Corporation.

Item 1. Description of the Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURE
Form of Amended and Restated Certificate of Incorporation
Form of Amended and Restated Bylaws
Form of Lockup Agreement
Form of Registration Rights Agreement

Item 1. Description of the Registrant’s Securities to be Registered.
Preliminary Note
     This registration statement registers under Section 12(g) of the Securities Exchange Act of 1934 the shares of Class A Common Stock, par value $0.01 per share, of New Federal-Mogul Corporation, a Delaware corporation (“Federal-Mogul”), upon the effective date (the “Effective Date”) of the Fourth Amended Joint Plan of Reorganization for Federal-Mogul Corporation and Its Affiliated Debtors and Debtors-In-Possession (as Modified) (the “Plan”), filed in the bankruptcy proceedings (the “Bankruptcy Proceedings”) of Federal-Mogul Corporation, a Michigan corporation (“Existing Federal-Mogul”), and certain of its subsidiaries in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), as set forth in Exhibit 2.1 to this registration statement, whether such shares are in existence on the Effective Date or issued thereafter (whether by conversion or otherwise). Pursuant to the terms of the Plan, upon the Effective Date, Existing Federal-Mogul will be merged with and into Federal-Mogul, with Federal-Mogul surviving the merger. In this registration statement, we refer to Federal-Mogul Corporation, the Delaware corporation, as “we,” “us,” “our” and the “Company.”
     The following describes matters to be in effect upon the Effective Date, does not purport to be complete and is subject to and qualified by the full terms of the capital stock, as set forth in the Exhibits to this registration statement that are incorporated by reference in this Item 1.
     Upon the Effective Date:
•	a certificate of incorporation and Bylaws will be adopted in the forms filed as Exhibits 3.1 and 3.2, respectively, to this registration statement, and

•	Existing Federal-Mogul will be merged with and into the Company, with the Company surviving the merger.
     The description of the Common Stock that follows assumes that the Plan has become effective and that the provisions of our amended and restated certificate of incorporation set forth in Exhibit 3.1 the (“Charter”) and our amended and restated bylaws set forth in Exhibit 3.2 (the “Bylaws”) are effective. The following is a summary only and is qualified in its entirety by reference to the Charter and Bylaws.
Authorized Capital Stock
     Upon the Effective Date, we will have authority to issue a total of (i) 400,000,000 shares of Class A Common Stock, par value $0.01 (the “Class A Common Stock”), (ii) 50,100,000 shares of Class B Common Stock, par value $0.01 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”) and (iii) 90,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”). The rights, preferences and privileges of holders of shares of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future without stockholder approval. See “Blank Check Preferred Stock” below.
     Common Stock
     Voting Rights. Except as otherwise set forth below under “Class B Common Stock Conversion Right” and “Charter and Bylaws Provisions” each share of our Common Stock will be identical, and the holders of our Common Stock will vote as a single class on all matters submitted to a vote of the stockholders to which the holders of Common Stock are entitled to vote, except as may be required by the Delaware General Corporation Law (the “DGCL”) or as otherwise specified in our Charter.
     Except as may be provided in our Charter, or as may be required by applicable law, the holders of our Common Stock will have the exclusive right to vote for the election of directors and for all other purposes.
     Dividend Rights. Each share of our Common Stock will have the right to participate ratably in dividends and other distributions (including distributions upon liquidation, dissolution or other winding up of the Company), payable in cash, stock or property, except that in the case of dividends or distributions payable in shares of a class of Common Stock, only shares of Class A Common Stock may be distributed with respect to Class A Common Stock and only shares of Class B Common Stock may be distributed with respect to Class B Common Stock, and the number of shares of Common Stock payable per share will be equal for each class.
     The Company may not make any dividend or distribution with respect to any class of our Common Stock unless at the same time the Company makes a ratable dividend or distribution with respect to the other class of our Common Stock.
     Subdivision, Consolidation, or Reclassification. Neither the shares of Class A Common Stock nor the shares of Class B Common Stock may be subdivided, consolidated, reclassified or otherwise changed unless concurrently therewith the shares of the other class of Common Stock are subdivided, consolidated, reclassified or otherwise changed in the same proportion and the same manner.
     Liquidation Preference. Upon any dissolution or liquidation of the Company, the holders of the Class A Common Stock and Class B Common Stock will be entitled to receive, on a pro rata basis based on the number of shares held, all assets of the Company available for distribution to stockholders, subject to any preferential rights of any then outstanding shares of Preferred Stock.
     Class B Common Stock Conversion Right. Shares of Class B Common Stock convert upon the occurrence of certain events:
     (a) Automatic Conversion of Class B Common Stock upon Transfer. Upon the transfer, of record and/or beneficially, of any shares of Class B Common Stock to any person other than the trust established pursuant to that certain Asbestos Personal Injury Trust Agreement and in accordance with Section 524(g) of the Bankruptcy Code, which is a “qualified settlement fund” pursuant to Section 468B of the Internal Revenue Code and the regulations issued pursuant thereto (the “Asbestos Trust”), said transferred shares automatically will convert, effective as of the date of the transfer thereof, into the same number of shares of Class A Common Stock.
     (b) Conversion of Class B Common Stock upon Reduction in Ownership. Each outstanding share of Class B Common Stock automatically will convert into one share of Class A Common Stock if, and at such time as, (i) the outstanding shares of Class B Common Stock represent less than 15% of the aggregate outstanding shares of Common Stock of all classes, (ii) the aggregate number of shares of Common Stock owned by the Restricted Stockholders represent less than 15% of the aggregate outstanding shares of Common Stock of all classes or (iii) there is a Change of Operational Control. Notwithstanding the foregoing, if the Restricted Stockholders beneficially own at least 30% of the outstanding Class A Common Stock on the Effective Date, then no conversions pursuant to the foregoing subpart (ii) of this subsection (b) shall take place for so long as the Restricted Stockholders beneficially own at least 2/3rds of the shares of Class A Common Stock owned by the Restricted Stockholders on the Effective Date.
     (c) Conversion of Class B Common Stock by Action of the Board of Directors. Each outstanding share of Class B Common Stock will convert into one share of Class A Common Stock if and at the time determined by our board of directors by vote of a majority of the entire board of directors (including at least a majority of each of the Class A Directors and the Class B Directors).
     The Class A Common Stock has no conversion rights.
     Capitalized terms used herein and not otherwise defined shall have the meanings set forth below:
     “CEO Director” is defined below under “Charter and Bylaws Provisions—Provisions with Respect to Nomination and Election of Directors.”
     “Change of Operational Control” shall be deemed to have occurred if either (i) fewer than 100% of the initial Class A Directors (or replacement (“Replacement”) directors whose nomination is supported by a majority of the incumbent and Replacement Class A Directors or supported by the Restricted Stockholders), excluding the CEO Director and the Committee Director, are elected in any vote of the holders of the shares of Class A Common Stock, or (ii) Carl Icahn should become deceased, physically incapacitated for a period of more than 180 consecutive days (provided that Mr. Icahn shall not be deemed to be incapacitated for so long as he has the ability to attend director meetings, either in person or telephonically), or adjudicated by a United States federal or state court of competent jurisdiction (by issuance of a final, non-appealable order) to be permanently mentally incompetent.
     “Class A Directors” is defined below under “Charter and Bylaws Provisions—Provisions with Respect to Nomination and Election of Directors.”
     “Class B Directors” is defined below under “Charter and Bylaws Provisions—Provisions with Respect to Nomination and Election of Directors.”
     “Committee Director” shall mean a director designated by the official committee of unsecured creditors pursuant to the Plan, which shall be a Class A Director, or such director’s successor.
     “Restricted Stockholders” shall mean Thornwood Associates Limited Partnership, any person or entity that acquires shares of Class A Common Stock in a transaction governed by Section 3(d) of a lockup agreement to be entered into among the Restricted Stockholders, the Asbestos Trust and the Company and to be dated on or prior to the Effective Date (other than a sale of shares of Class A Common Stock by a Restricted Stockholder pursuant to a registration statement filed with the Securities and Exchange Commission) in which the Asbestos Trust does not exercise its rights under such Section 3(d), and any affiliate (other than the Company or any of its subsidiaries) of any of the foregoing.
     Other Rights. Holders of our Common Stock do not have pre-emptive, subscription or redemption rights.
     Blank Check Preferred Stock
     Our board of directors is authorized to create and issue from time to time, without stockholder approval, up to an aggregate of 90,000,000 shares of Preferred Stock in one or more series and to fix or alter the designation, powers, preferences and rights and any qualifications, limitations or restrictions of the shares of each series, including the following:
•	dividend rights,

•	dividend rates,

•	conversion rights,

•	voting rights, rights and terms of redemption (including sinking fund provisions),

•	redemption price or prices,

•	liquidation preferences,

•	the number of shares constituting any class or series,

•	restrictions on the issuance of shares of the same class or series or of any other class or series, and

•	such other powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof as our board of directors shall determine.
     We may issue our Preferred Stock in ways that may affect the voting and other rights of the holders of our Common Stock. The issuance of our Preferred Stock with voting and conversion rights also may adversely affect the voting power of the holders of our Common Stock, including the loss of voting control to others.
Corporate Governance
     The Company shall not take any of the actions set forth below (the “Restricted Actions”) and the Company shall take whatever action is necessary to prevent its subsidiaries from taking any such action, without the affirmative vote, or written approval, of at least a majority of the Class A Directors and a majority of the Class B Directors (a “Supermajority of the Board”). As long as the shares of Class B Common Stock constitute not less than 15% of all shares of Common Stock of all classes outstanding, the restrictions shall continue to apply. Additionally, if the shares of Class B Common Stock are converted to Class A Common Stock, the restrictions shall continue to apply until all of the Class B Directors resign or are replaced (at either a regularly scheduled annual meeting or a special meeting called for that purpose). The Restricted Actions are as follows:
•	sell, convey, exchange, transfer or otherwise dispose of, in any one transaction or series of related transactions, assets having a value of $350,000,000 or more;

•	enter into any material transaction of the Company directly or indirectly with or for the benefit of any of the Restricted Stockholders or any of their affiliates (“Affiliated Companies”), other than transactions in the ordinary course of the Company’s business, consistent with past practice, which are similar in size and nature to transactions with Affiliated Companies conducted on or prior to the Effective Date;

•	authorize or issue, or obligate itself to issue, any equity security (including any Preferred Stock or security convertible into or exercisable or exchangeable for any equity security), except for the issuance of shares of Common Stock pursuant to options or stock awards which have been or may in the future be granted to employees under the Company’s equity incentive plans that have been approved by the Board or the Compensation Committee of the board of directors or authorized by the Plan;

•	acquire any or all of the business of any third party, in any one or more related transactions, whether by purchase of assets or stock, merger or consolidation or otherwise, for consideration of $350,000,000 or more;

•	enter into any joint venture or similar arrangement with any third party, if such agreement contemplates the expenditure or other provision of consideration by the Company or any of its subsidiaries of $350,000,000 or more;

•	increase or decrease the size of the board of directors;

•	amend or repeal all or any portion of the Charter (whether by merger, adoption or amendment of a Certificate of Designations, or otherwise) or the Bylaws;

•	adopt a stockholders’ rights plan, “poison pill”, or any other similar plan or provision by amendment of the Charter or by the adoption or amendment of a Certificate of Designations or otherwise; or

•	repurchase more than 10% of the stock of the Company in any 12-month period (excluding any repurchases contemplated by, or made pursuant to, the Plan).
Anti-takeover Effects of Provisions of the Delaware Corporate Law and Provisions to Be Included In Our Charter and Bylaws
     The DGCL contains, and our Charter and Bylaws will contain, as of the Effective Date, a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control of the Company. In addition, provisions of our Charter and Bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price of the shares held by our stockholders. The Company will expressly elect not to be governed by Section 203 of the Delaware General Corporation Law.
     Charter and By-law Provisions
     Our Charter and Bylaws will provide as of the Effective Date for the following, which, in each case, may have the effect of discouraging transactions that involve an actual or threatened change of control of the Company:

     Provisions with Respect to Nomination and Election of Directors. As of the Effective Date, our Charter will provide for two classes of directors, each of which is to be elected until his or her successor is elected and qualified, or until his or her earlier resignation or removal. Our Bylaws will provide, as of the Effective Date, that our board of directors will consist of either eight or nine directors, as follows:
     So long as any shares of Class B Common Stock remain outstanding, (a) our board of directors of the Company will consist of either eight or nine members, as determined in accordance with the provisions below, (b) the holders of the Class B Common Stock will be entitled to nominate and vote for a number of directors (the “Class B Directors”) which will vary according to the percentage of outstanding Common Stock of all classes which is Class B Common Stock, as follows:

Percentage of Outstanding Common Stock	Number of Directors

At least 35%	Three

At least 25% but less than 35%	Two

At least 15% but less than 25%	One

Less than 15%	None
and (c) the holders of the Class A Common Stock will be entitled to nominate and vote for a number of directors (the “Class A Directors”) equal to the difference between eight and the number of Class B Directors; provided, however, that in the event that the Chief Executive Officer of the Company is elected or appointed to the Board of Directors (the “CEO Director”), then the holders of the Class A Common Stock will be entitled to nominate and vote for a number of Class A Directors equal to the difference between nine and the number of Class B Directors (one of which Class A Directors shall be the CEO Director).
     In the event that either (a) the outstanding Class B Common Stock as a percentage of outstanding Common Stock of all classes is reduced or (b) the number of outstanding shares of Class B Common Stock is reduced, then sufficient Class B Directors, if any, must immediately resign so that the number of Class B Directors does not exceed the applicable number provided above and, notwithstanding any provision of our Bylaws to the contrary, a majority of the holders of Class A Common Stock may fill such vacancy or vacancies by written consent.
     From and after the time that there are no shares of Class B Common Stock outstanding, the number of directors must be not less than three, and will be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the directors.
     Vacancies. Any vacancy on the board of directors may be filled by (i) a majority of the directors then in office of the same class as the director who had occupied such vacant position so long as there are any shares of Class B Common Stock outstanding, and (ii) a majority of the directors then in office from and after the time that there is only one class of Common Stock of the Company outstanding. Any director so chosen shall hold office until the next annual election and until his or her successor is duly elected and shall qualify, or until his or her earlier resignation or removal. If there are no directors of such class in office, then an election of directors shall be held in the manner provided by the DGCL or the Charter within 45 days after the creation of such vacancy. If, at the time of filling any vacancy or newly created directorship, the directors then in office shall constitute less than a majority of the whole board of directors (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for directors of the same class as the director who had occupied such vacant position, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.
     Written Consent of Stockholders. Any action to be taken by our stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent, unless (i) the action to be effected by written consent is action by the holders of the Class B Common Stock to elect or remove a member of our board of directors subject to election or removal by the holders of the Class B Common Stock, or (ii) the action to be effected by written consent is action by the holders of the Class A Common Stock to elect or remove a member of our board of directors subject to election or removal by the holders of the Class A Common Stock, or (iii) such other action to be effected by written consent of stockholders and the taking of such action by such written consent have expressly been approved in advance by our board of directors; provided, however, that such advance approval by the board of directors will not be required from and after the time that the Company has outstanding only one class of our Common Stock.
     Special Meetings of Stockholders. Special meetings of our stockholders may be called at any time by the chairman of our board of directors or by our president or at the request in writing of (i) a majority of our board of directors, or (ii) two members of our board of directors elected by the holders of the Company’s Class B Common Stock, or (iii) two members of our board of directors elected by the holders of the Company’s Class A Common Stock, or (iv) at such time as there is only one class of Common Stock of the Company outstanding, the holders of at least 25% of the outstanding shares of Common Stock.
     A special meeting of stockholders may only be called by a Supermajority of the Board if the purpose of such meeting is to act on any matter that would require the affirmative vote of a Supermajority of the Board as described under “Corporate Governance” above.
     Advance Notice Requirement. Stockholders must provide timely notice when seeking to bring business before an annual meeting of stockholders.
To be timely, a stockholder’s notice must be received at our principal executive offices:
•	not later than the ninetieth day nor earlier than the one hundred twentieth day prior to the anniversary date of the immediately preceding annual meeting, or

•	if the annual meeting is called for a date that is more than thirty days before or thirty days after the anniversary date of the preceding year’s annual meeting date, not later than the later of the ninetieth day prior to the annual meeting and the tenth day following the day on which the first public disclosure of the date of the annual meeting is made by the Company nor earlier than the one hundred twentieth day prior to the annual meeting.
     Our Charter and Bylaws as of the Effective Date also will specify requirements as to the form and content of the stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.
     Amendment of Charter and Bylaws. For so long as the shares of Class B Common Stock constitute not less than 15% of all shares of Common Stock of all classes outstanding, the approval of at least a Supermajority of the Board will be required to amend or repeal any portion of our Charter and our Bylaws. This will make it more difficult to circumvent the anti-takeover provisions to be included in our Charter and our Bylaws.
     Issuance of Blank Check Preferred Stock. Our board of directors is authorized to issue, without further action by the stockholders, up to 90,000,000 shares of Preferred Stock with rights and preferences, designated from time to time by the board of directors as described above under “Authorized Capital Stock — Blank Check Preferred Stock”. Although our board of directors is not permitted to issue, or reserve for issuance, any series of Preferred Stock to be used in connection with the implementation of a “poison pill” or similar “shareholder rights plan” without the affirmative vote, or written approval, of at least a Supermajority of the Board, the existence of authorized but unissued shares of Preferred Stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise.
Lockup Agreement
     The Company, the Asbestos Trust and Thornwood Associates Limited Partnership (“Thornwood”) will enter into a lockup agreement on the Effective Date (the “Lockup Agreement”). The Lockup Agreement imposes restrictions on the ability of the Asbestos Trust and Thornwood to transfer their Common Stock after the Effective Date as set forth in the Lockup Agreement.
     The foregoing description of the Lockup Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 4.1 to this registration statement and is incorporated herein by reference.
Registration Rights Agreement
     The Company, Thornwood and the Asbestos Trust will enter into a registration rights agreement on the Effective Date (the “Registration Rights Agreement”). The Agreement may require the Company to register certain securities in accordance with the terms and conditions set forth in the Registration Rights Agreement.
     The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 4.2 to this registration statement and is incorporated herein by reference.
Transfer Agent and Registrar
     The transfer agent and registrar for our Common Stock is Mellon Investor Services LLC.
Item 2. Exhibits.

Exhibit No.	Description
2.1	Fourth Amended Joint Plan of Reorganization for Federal-Mogul Corporation and Its Affiliated Debtors and Debtors-in-Possession (as Modified) (incorporated by reference to Exhibit 2.1 of Existing Federal-Mogul’s Current Report on Form 8-K dated November 14, 2007).

3.1*	Form of Amended and Restated Certificate of Incorporation, which will become effective upon the Effective Date.

3.2*	Form of Amended and Restated Bylaws, which will become effective upon the Effective Date.

4.1*	Form of Lockup Agreement to be entered into by and among Federal-Mogul, the Federal-Mogul Asbestos Personal Injury Trust, and Thornwood Associates Limited Partnership which will become effective upon the Effective Date.

4.2*	Form of Registration Rights Agreement to be entered into by and among Federal-Mogul, Thornwood Associates Limited Partnership and the Federal-Mogul Asbestos Personal Injury Trust which will become effective upon the Effective Date.

*	Filed herewith

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NEW FEDERAL-MOGUL CORPORATION,
a Delaware corporation

Date: December 18, 2007	By:	/s/ Robert L. Katz
Robert L. Katz Vice President

EXHIBIT INDEX

Exhibit No.	Description
2.1	Fourth Amended Joint Plan of Reorganization for Federal-Mogul Corporation and Its Affiliated Debtors and Debtors-in-Possession (as Modified) (incorporated by reference to Exhibit 2.1 of Existing Federal-Mogul’s Current Report on Form 8-K dated November 14, 2007).

3.1*	Form of Amended and Restated Certificate of Incorporation, which will become effective upon the Effective Date.

3.2*	Form of Amended and Restated Bylaws, which will become effective upon the Effective Date.

4.1*	Form of Lockup Agreement to be entered into by and among Federal-Mogul, the Federal-Mogul Asbestos Personal Injury Trust, and Thornwood Associates Limited Partnership which will become effective upon the Effective Date.

4.2*	Form of Registration Rights Agreement to be entered into by and among Federal-Mogul, Thornwood Associates Limited Partnership and the Federal-Mogul Asbestos Personal Injury Trust which will become effective upon the Effective Date.

*	Filed herewith